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PROXY                                                               EXHIBIT 99.4
                                                                    ------------

                                 VIRYANET LTD.

        THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
         VIRYANET LTD. FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 25, 2001

    The undersigned, a holder of ordinary shares, par value NIS 0.1 per share ("Ordinary Shares"), of ViryaNet Ltd. ("ViryaNet" or the "Company"), acting with respect to all Ordinary Shares held by the undersigned, hereby appoints Mr. Samuel I. HaCohen and Mr. Winfried A. Burke, and each of them, as proxies for the undersigned, with full power of substitution, to vote all Ordinary Shares that the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, at the Annual General Meeting of Shareholders (the "Meeting") of ViryaNet to be held on June 25, 2001 at 2:00 p.m. eastern daylight time, at the principal executive officers of ViryaNet, Inc. located at 2 Willow Street, Southborough, Massachusetts and at any adjournments, postponements or rescheduling thereof, on the matters set forth on the reverse side. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the Meeting or any adjourments, postponements or rescheduling thereof.

    THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE PROPOSALS IN ITEMS 1, 2, 3, 4 AND 5.

YOUR VOTE IS IMPORTANT PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE
              AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE

                 (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)
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                        Please date, sign and mail your
                     proxy card back as soon as possible!

                    Annual General Meeting of Shareholders
                                 VIRYANET LTD.

                                 June 25, 2001


A [X] Please mark your votes as in this example.

                                                       WITHHELD
                                                       FROM ALL
                                FOR                    NOMINEES

ITEM 1. TO ELECT ALL OF THE     [_]                      [_]
NOMINEES TO THE BOARD OF
DIRECTORS
INCLUDING THE TWO EXTERNAL
DIRECTORS

FOR, EXCEPT VOTE WITHHELD FROM THE                 Nominees
NOMINEE(S) LISTED TO THE RIGHT                      (01) SAMUEL I. HACOHEN
                                                    (02) WINFRIED A. BURKE
                                                    (03) VLADIMIR MORGENSTERN
-------------------------------                     (04) HILLEL MILO
                                                    (05) AMIT FRENKEL
                                                    (06) CLAUDIA GATLIN


ITEM 2. TO APPROVE THE APPOINTMENT OF KDST FORER & GABBAY AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2001 FISCAL YEAR AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS IN ACCORDANCE WITH THE NATURE OF THEIR SERVICES.

                  FOR [_]       AGAINST [_]      ABSTAIN [_]


ITEM 3. TO APPROVE THE GRANT OF A BONUS TO THE CHAIRMAN AND THE CHAIRMAN'S EMPLOYMENT TERMS WITH THE COMPANY.

                  FOR [_]       AGAINST [_]      ABSTAIN [_]

ITEM 4. TO APPROVE THE GRANT OF STOCK OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO CERTAIN DIRECTORS ELECTED BY THE SHAREHOLDERS AT THE MEETING TO THE BOARD OF DIRECTORS (INCLUDING THE EXTERNAL DIRECTORS).

                  FOR [_]       AGAINST [_]      ABSTAIN [_]

ITEM 5. TO APPROVE AND RATIFY THE 1999 STOCK OPTIONS AND INCENTIVE PLAN AS AMENDED AND THE INCREASE IN THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE UNDER THE COMPANY'S 1999 STOCK OPTION AND INCENTIVE PLAN, AS AMENDED.

I plan to attend the Meeting [_]

I do not plant to attend [_]

The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement.

Signature of Stockholder(s)_____________ ___________ Dated_____________, 2001

NOTE: Please date and sign exactly as the name appears. When signing as attorney, trustee, executor, administrator, guardian; corporate officer, etc. please give full title. If more than one trustee, all should sign. Joint owners must each sign.